

June 17, 2011

Trevor Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

> **Re:** **Beckman Coulter, Inc.**
> **Amendment No. 7 to Schedule TO-T filed on June 16, 2011**
> **Filed by Djanet Acquisition Corp. and Danaher Corporation**
> **File No. 5-40103**

Dear Mr. Norwitz:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Source and Amount of Funds

1. We note that the offer is unfinanced since the sales of the common stock, unsecured notes and commercial paper have not closed. Generally, when an offer is not financed, or when an Offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

2. We note that a bridge facility or an existing facility may be used to fund the offer. If any part of the funds is or is expected to be borrowed, please summarize each loan agreement and file any agreements as exhibits. Refer to Item 1007(d) of Regulation M-A and Item 1016(b) of Regulation M-A.

    Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                              Sincerely,

                              /s/ Peggy Kim

                              Peggy Kim
                              Special Counsel
                              Office of Mergers & Acquisitions